STIRLING BRIDGE GROUP, INC.

37 N. ORANGE AVE., STE. 500

ORLANDO, FL. 32801

December 7, 2022

Mr. Robert Arzonetti

Mr. J. Nolan McWilliams

United States Securities and Exchange Commission

Washington, DC

Re: Amendment No. 1 to Offering Statement on Form 1-A Filed November 30, 2022

File No. 024-12064

Dear Messrs. Arzonetti and Williamson,

Stirling Bridge Group, Inc. is in receipt of your Comment Letter dated November 29, 2022 and responds to same as follows:

Cover Page

1.	Please refer to your response to comment 1. Please revise the offering circular cover page to include all the information required by Item 1 to Part II to Form 1-A, including but not limited to:
•	A cross-reference to the risk factors section, including the page number, in a prominent type or other manner;

•	A cross-reference to the section disclosing the information required by Item 14 of Part II to Form 1-A;

•	In Part I of your filing you indicate that you are conducting a “best efforts” offering. Please revise your cover page to include the information required by the second chart of Item 1(e) of Part II to Form 1-A; and

•	Revise the first bolded legend to comply with section (a)(3) of Part II to Form 1-A.

RESPONSE: We have filed an Amended Form 1-A as of today and we have addressed the comments raised above.

Stirling Bridge Group, Inc.

By: /s/ Jim Byrd
Jim Byrd, President